Adjupharm Signs Supply Agreement with MediPharm Labs, Paving Way for IM Cannabis-Branded Extracts Launch in German Market

Toronto, Canada; Bad Oldesloe, Germany; and Glil Yam, Israel - April 13, 2021 - IM Cannabis Corp. ("IMC" or the "Company") (CSE: IMCC, NASDAQ: IMCC), a multi-country operator ("MCO") in the medical and adult-use recreational cannabis sector with operations in Canada, Israel and Germany, announced that its subsidiary, Adjupharm GmbH ("Adjupharm"), recently signed a supply agreement (the "Supply Agreement") with MediPharm Labs Australia Pty Ltd, a subsidiary of MediPharm Labs Corp. ("MediPharm Labs") (TSX: LABS, OTCQX: MEDIF, FSE: MLZ), a global leader in specialized, research-driven, pharmaceutical-quality cannabis extraction, distillation and derivative products. The initial term of the Supply Agreement is two years, with a two-year automatic extension period.

Subject to fulfilling applicable regulatory and import requirements, the medical cannabis formulations and products manufactured by MediPharm Labs to be supplied under the Supply Agreement will enable Adjupharm to launch a new category of IMC-branded extracts in Germany. This will include a range of specially formulated high THC, balanced THC and CBD cannabis oil products expected to launch in Germany in the second half of 2021.

"The Supply Agreement with MediPharm Labs, a global leader in cannabis extracts, enables IMC to enter the extracts market and further expand its product portfolio," said Oren Shuster, CEO of IMC. "Not only is IMC continuing to execute its strategic growth and business plan, the Company is also rapidly expanding its premium products portfolio, providing its distributors with more variety and higher quality products. As the German extracts market grows, IMC aims to become the industry leader by leveraging relationships that it has cultivated over many years. With IMC's strong international position, EU-GMP compliance and continued patient-first focus, the Company's mission is to continue introducing new products to the market."

"Our first priority has always been to address the growing demand from both patients and physicians for the best medical cannabis available," added Richard Balla, CEO of Adjupharm. "We look forward to working closely with MediPharm Labs to meet patients' needs and expand our offerings to our distribution network in Germany."

"Our focus at MediPharm Labs is to bring innovative, high-quality pharmaceutical, medical and wellness products that patients and consumers can trust for their personalized therapeutic needs," concluded Keith Strachan, President and Interim CEO of MediPharm Labs. "We are excited to partner with leading multi-country operators like IMC that help to satisfy the growing demand for premium products in cannabis markets. With our specialized technologies, formulation expertise, GMP-certified manufacturing capabilities and global supply chain, we remain the go-to provider for new pharmaceutical and wellness cannabis brands and companies."

About IM Cannabis Corp.

IMC is an MCO in the medical and adult-use recreational cannabis sector, headquartered in Israel and with operations In Israel, Germany and Canada. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm, a German-based subsidiary and EU GMP-certified medical cannabis distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

In Canada, IMC operates through Trichome JWC Acquisition Corp. d/b/a JWC. JWC is a licensed producer located in Kitchener, Ontario, selling cannabis flower, pre-rolls, hash and kief in the Canadian recreational cannabis market under the JWC and Wagners brands. JWC operates with the highest standards for providing clean, consistent, aeroponically-grown premium cannabis products to medical patients and the adult-use market throughout Canada and the world. On March 31, 2021, IMC entered into a definitive agreement to acquire MYM Nutraceuticals Inc. ("MYM") and its licensed producer subsidiary, Highland Grow Inc. This transaction, once completed, will reinforce IMC's goal of being a leading global premium cannabis producer and purveyor.

About MediPharm Labs Corp.

Founded in 2015, MediPharm Labs specializes in the production of purified, pharmaceutical-quality cannabis oil and concentrates and advanced derivative products utilizing a Good Manufacturing Practices certified facility with ISO standard-built clean rooms. MediPharm Labs has invested in an expert, research driven team, state-of-the-art technology, downstream purification methodologies and purpose-built facilities with five primary extraction lines for delivery of pure, trusted and precision-dosed cannabis products for its customers. Through its wholesale and white label platforms, MediPharm Labs formulates, develops (including through sensory testing), processes, packages and distributes cannabis extracts and advanced cannabinoid-based products to domestic and international markets. As a global leader, MediPharm Labs has completed commercial exports to Australia, Germany and Peru, and has fully commercialized its Australian manufacturing facility. MediPharm Labs Australia was established in 2017.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the supply agreement whereby MediPharm Labs will supply certain medical cannabis formulations and products to Adjupharm, the launch of a new product category of IMC-branded extracts in Germany, the expected launch of new Adjupharm branded products in Germany and timing thereof and the Company's business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the ability of IMC to complete the acquisition of MYM pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the "Transaction") on the terms contemplated by the definitive agreement entered into on April 1, 2021 and including the receipt, in a timely manner, of all the regulatory, court, securityholder, stock exchange and other third-party approvals necessary to consummate the Transaction; the Company's inability to capture the benefits associated with its acquisition of Trichome Financial Inc.; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the cases of COVID-19; the Israeli government deciding to delay or abandon the decriminalization and/or legalization of adult-use recreational cannabis; any bill relating to the decriminalization and/or legalization of adult-use recreational cannabis in Israel being rejected by Israeli parliament; any change in the political environment which would negatively affect the decriminalization and/or legalization of adult-use recreational cannabis in Israel; engaging in activities considered illegal under United States federal law; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, or any other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical and Adjupharm to deliver on their sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis propagation or cultivation licenses; any unexpected failure of Focus Medical to renew its propagation or cultivation licenses with the Israeli Ministry of Health; any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; the Company's reliance on management; the lack of merger and acquisition opportunities; inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; the Company's ability to maintain or improve the brand position of the IMC brand in Israel's medical cannabis market; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; costs of inputs; crop failures; litigation; currency fluctuations; competition; industry consolidation; failure to meet NASDAQ's continued listing requirements; and loss of key management and/or employees.

For more information:

Oren Shuster

CEO, IM Cannabis

+972-77-3603504

info@imcannabis.com

Caitlin Kasunich

Media Relations - U.S.

+1 212-896-1241

ckasunich@kcsa.com

Gal Wilder

Media Relations - Canada

+1 416-602-4092

gwilder@cohnwolfe.ca

Elizabeth Barker

Investor Relations

+1 212-896-1203

ebarker@kcsa.com